As filed with the Securities and Exchange Commission on October 21, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEMORY PHARMACEUTICALS CORP.
(Exact name of Registrant as specified in its charter)

Delaware	04-3363475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James R. Sulat
President and Chief Executive Officer
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Ellen Corenswet, Esq.
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019
(212) 841-1000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.      ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.          ☐
If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box.     ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities		Proposed maximum	Proposed maximum
to be registered	Amount to be registered (1)	offering price per share (2)	aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	21,751,390	$2.62	$56,988,642	$6,708
(1)	Consists of (a) 16,112,158 shares of common stock, (b) up to 5,639,232 shares of common stock issuable upon the exercise of warrants and (c) an indeterminate number of shares of common stock as may be issuable from time to time as a result of a stock split, stock dividend, capitalization or other similar event.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant’s Common Stock as reported on the Nasdaq National Market on October 20, 2005.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED October 21, 2005
PRELIMINARY PROSPECTUS
21,751,390 Shares
MEMORY PHARMACEUTICALS CORP.
Common Stock
We are registering our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Specifically, this prospectus relates to the resale of 16,112,158 shares of our common stock and 5,639,232 shares of our common stock issuable upon the exercise of warrants. The selling stockholders acquired their shares and the warrants from us in a private placement that closed on September 23, 2005.
For a description of the plan of distribution of the resale shares, see page 21 of this prospectus.
Our common stock is currently traded on the Nasdaq National Market under the symbol “MEMY.” On October 20, 2005, the last reported sales price for our common stock was $2.52 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is ________, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only and that any information we have incorporated by reference is accurate as of the date of the document incorporated by reference only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY
The following summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. We encourage you to read this prospectus in its entirety, including the “Risk Factors” section and the documents incorporated by reference herein. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “Memory Pharmaceuticals,” “we,” “our,” and “us” refer to Memory Pharmaceuticals Corp.
We are a biopharmaceutical company focused on the discovery and development of innovative drug candidates for the treatment of a broad range of central nervous system (CNS) conditions that exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer’s disease, vascular dementia and mild cognitive impairment (MCI), and also include certain psychiatric disorders such as schizophrenia and depression. It is well recognized that memory loss and other cognitive impairments are key characteristics of Alzheimer’s disease and other dementias. It is less widely recognized, however, that memory loss and other cognitive impairments frequently occur in psychiatric disorders such as schizophrenia and depression.
Although therapies for the treatment of Alzheimer’s disease, schizophrenia and depression have been available for a number of years, many of the approved drugs for these disorders are not effective in a large number of patients and can produce significant side effects. Our potential CNS therapies are designed to address biological targets within the cellular pathways that are currently thought to be critically involved in memory formation and other cognitive functions. We believe that this approach could be effective in treating many major neurological and psychiatric disorders. We also believe that the relative specificity of these biological targets provides an opportunity to develop drugs with reduced side effect profiles.
In order to identify and optimize promising drug candidates quickly and efficiently we combine:

➢	our extensive knowledge of the pathways we believe are involved in memory formation and other cognitive functions;

➢	our understanding of neurological and psychiatric disorders;

➢	an interdisciplinary drug discovery and development approach; and

➢	our focus on conducting in vivo and safety screening at early stages of the drug discovery process.
The following describes our current drug development pipeline:

➢	MEM 1003 is a neuronal L-type calcium channel modulator being developed for the treatment of Alzheimer’s disease. We have completed Phase 1 clinical trials in 125 healthy volunteers and we recently completed the dosing portion of a safety and tolerability study of MEM 1003 in Alzheimer’s patients under a U.S. Investigational New Drug Application, or IND. We plan to commence dosing patients in a multi-center, randomized, double-blind placebo-controlled Phase 2a study to evaluate the safety and efficacy of MEM 1003 in patients with mild to moderate Alzheimer’s disease during the fourth quarter of 2005.

➢	MEM 3454 is a partial agonist of the nicotinic alpha-7 receptor being developed for the treatment of schizophrenia or potentially for the treatment of Alzheimer’s disease. MEM 3454 has demonstrated efficacy in several preclinical animal models of schizophrenia and cognition. We are currently conducting a Phase 1 study of MEM 3454 in Canada under a Clinical Trial Application that we filed with Health Canada.

➢	MEM 63908 is the second drug candidate to be nominated from our Nicotinic Alpha-7 Agonist program and is also a partial agonist of the nicotinic alpha-7 receptor. MEM 63908 is being developed for the treatment of schizophrenia. We have conducted animal tests of MEM 63908 to assess its effect on learning and memory and have used various behavior assays to test the effect of MEM 63908 on memory and learning. In these tests, MEM 63908 improved learning and memory in healthy and aged cognitively impaired animals. MEM 63908 has also demonstrated a good safety profile in toxicological and safety studies.

➢	MEM 1414 and MEM 1917 are two PDE4 inhibitors which, until April 2005, were being developed under our PDE4 inhibitor collaboration with F. Hoffmann-La Roche Ltd./Hoffman-La Roche Inc., or Roche. MEM 1414 was being developed by Roche for the treatment of Alzheimer’s disease and MEM 1917 was being evaluated by Roche as a back-up candidate to MEM 1414 and as a potential candidate for the treatment of depression. In August 2005, we reacquired the rights to MEM 1414 and its back-up, MEM 1917, from Roche. We are now evaluating the data provided to us by Roche with respect to MEM 1414 and MEM 1917 in order to develop an appropriate plan for them.
We seek to leverage our pipeline of early development candidates through collaborations with leading pharmaceutical and biotechnology companies. To date, we have secured two separate collaborations with Roche, one for the development of our PDE4 inhibitors (the “2002 Roche Agreement”), and the other for the development of our nicotinic alpha-7 partial agonists (the “2003 Roche

Agreement”). As of September 30, 2005, we had received $53.1 million in upfront license fees, payments for research and development services, milestone payments and an equity investment under these collaborations.
On October 14, 2005, we entered into a Collaboration and License Agreement with Amgen, Inc., or Amgen, for the development of PDE10 inhibitors (the “2005 Amgen Agreement”). Upon our transfer to Amgen, satisfactory to Amgen, of certain technology and certain biological and chemical materials, we will receive an upfront fee of $5.0 million. In addition, Amgen is obligated to make milestone payments to us if we achieve pre-specified research, development, regulatory approval and sales milestones for certain PDE10 inhibitors to be developed under the agreement.
Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. In particular, we are at an early stage of our development with a limited operating history. We have incurred substantial operating losses in each year since inception and our net loss for the year ended December 31, 2004 was $26.1 million. As of June 30, 2005, we had an accumulated deficit of approximately $137.3 million. We expect to incur substantial net losses for the foreseeable future as we increase the number of our development programs, increase our clinical trial activities and further expand our infrastructure. Our drug candidates are novel and in the early stages of development for diseases for which the causes are poorly understood. None of our drug candidates has received regulatory approval for commercialization and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a significant number of years, if at all. We may never achieve profitability.
Corporate Information
We were organized as a Delaware corporation on March 19, 1997. Our principal executive offices are located at 100 Philips Parkway, Montvale, New Jersey 07645, our telephone number is (201) 802-7100 and our Internet address is www.memorypharma.com. The information on our website is not incorporated by reference in this prospectus and should not be considered part of this prospectus.
“Memory Pharmaceuticals Corp.,” “Science working for the mind” and our logo are our trademarks. Other trademarks or service marks appearing in this prospectus are the property of their respective owners.
The Offering

Common stock covered hereby	• 16,112,158 shares of our common stock held by the selling stockholders; and
• 5,639,232 shares of our common stock issuable upon the exercise of warrants held by the selling stockholders.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders. However, upon any cash exercise of the warrants described herein, the selling stockholders will pay us the exercise price of the warrants, which we will use for working capital.

Nasdaq National Market symbol	MEMY

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose part or all of your investment.
Risks Relating to our Business
We expect to continue to incur substantial losses, and we may never achieve profitability.
We began operations in 1998 and have a limited operating history upon which you can evaluate our current business and our prospects. We have incurred substantial and increasing operating losses in each year since inception, and we may never achieve profitability. As of June 30, 2005, we had an accumulated deficit of approximately $137.3 million, of which $19.5 million related to preferred stock dividends that were forfeited upon the conversion of our redeemable convertible preferred stock on April 8, 2004, the closing date of our initial public offering. We expect to incur substantial and increasing net losses for the foreseeable future as we significantly expand our clinical trial activity, increase the number of our development programs, and potentially in-license and acquire technologies. As a result, we will need to generate significant revenue or obtain external financing to pay these costs. Moreover, these losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity.
All of our revenue to date has been derived from license fees, milestone payments and payments for research and development services under our 2002 and 2003 Roche Agreements. Substantially all of the potential revenue under our collaboration agreements depends on our reaching specified milestones or achieving product sales, neither of which is within our control. We cannot assure you that any external financing we seek will be available on favorable terms, if at all. We have not completed development of any drugs, and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a significant number of years, if at all. We do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to generate revenue from the sale of products based on our drug candidates.
Our drug candidates and programs are novel and in the early stages of development. As a result, it is difficult to predict accurately if and when we will achieve the development goals we establish for these compounds and drug candidates.
We are a biopharmaceutical company focused on the discovery and development of novel drug candidates based on our understanding of the role played by certain biological targets in memory formation and cognition. All of our current drug candidates are at an early stage of development. Our drug candidates will require significant additional development, preclinical studies and clinical trials, regulatory clearances and additional investment by us or our collaborators before they can be commercialized. From time to time, we may establish and announce certain development goals for our drug candidates and programs; however, given the complex nature of the drug discovery and development process, it is difficult to predict accurately if and when we will achieve these goals. For example, while we have announced that we anticipate completing the Phase 1 clinical trial of MEM 3454 by the end of 2005, we cannot assure you that we will be able to achieve this development goal on the time schedule that we have planned.
Our drug discovery and development methods are unproven and may not lead to commercially viable drugs for any of several reasons. For example, we may fail to identify appropriate targets or compounds, our drug candidates may fail to be safe and effective in preclinical and clinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new drug candidates. In addition, because we have limited resources, we are focusing on targets, compounds and indications that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other targets, compounds and indications.
The diseases we are targeting are poorly understood, which increases our chances of failure.
Our drug development programs principally target a broad range of CNS conditions that exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer’s, vascular dementia and MCI and also include certain psychiatric disorders such as schizophrenia and depression. These diseases and their causes are poorly understood. There are no approved drugs that treat these diseases through the mechanisms used by our drug candidates, and there is only a limited scientific understanding of the relationships between these diseases and the neurological pathways targeted by our drug candidates. These uncertainties increase the risk that one or more of our drug development programs may fail.

We may not be able to succeed in our business model of seeking to enter into collaborations at early stages of development. We currently do not have a collaboration partner for MEM 1003, our most clinically advanced drug candidate.
Our current strategy for developing, manufacturing and commercializing our drug candidates includes securing collaborations with pharmaceutical and biotechnology companies relatively early in the drug development process and for these collaborators to undertake some or all of the clinical development and commercialization of our drug candidates. We have entered into three collaborations to date for programs in the preclinical stage of development. It may be difficult, however, for us to find third parties that are willing to enter into collaborations for our other development programs or programs at an early stage. If we are not able to enter into additional collaborations, we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities for these programs, at our own expense. If we do enter into other collaborations or arrangements for our early stage programs, we may not accurately assess the commercial potential or target market for a program and may relinquish valuable rights to that program.
We have funded our MEM 1003 program on our own and, as part of that program, are currently funding a multi-center Phase 2a clinical trial for MEM 1003, while continuing to explore the potential for a collaboration for this drug candidate. We cannot assure you that we will be successful in entering into a collaboration for MEM 1003 on favorable terms, if at all. If, following the completion of a Phase 2a trial, we have been unable to find a collaboration partner for MEM 1003, we may at that time choose to continue the development of MEM 1003 at our own expense. If we do not engage a collaboration partner for MEM 1003 following the Phase 2a clinical trial or if we are unable to engage or retain a collaboration partner for any other drug candidate or program, our requirements for capital will substantially increase. Such capital might not be available on favorable terms, or at all. Alternatively, we would have to delay, substantially reduce or cease our efforts on certain of our drug candidates and/or our development or exploratory programs.
We are dependent upon our collaboration partners to conduct clinical trials and to manufacture, market and sell our products.
Based on our strategy of securing collaborations with pharmaceutical and biotechnology companies that would undertake later-stage clinical development and commercialization of our products, we have entered into three collaborations, two with Roche and one with Amgen. These collaborations are for compounds representing three of our four development programs. In addition, the Roche collaborations represent all of our revenue to date. We do not have day-to-day control over the activities of our collaboration partners, and we are unlikely to control the activities of any other collaborators with which we enter into agreements. Roche and Amgen have, and any other collaborators will have, significant discretion in determining the efforts and amount of resources that they dedicate to our collaborations. In addition, either Roche or Amgen or any other future collaboration partner may adhere to criteria for determining whether to proceed with clinical development of a particular compound that leads them to terminate a clinical development program under circumstances where we might have continued such a program. For example, in April 2005, Roche decided not to pursue further clinical development, on its own, of the two named compounds under our 2002 PDE4 inhibitor collaboration, MEM 1414 and its back-up candidate, MEM 1917. As a result, in August 2005, we amended our 2002 Agreement with Roche in order to reacquire the rights to MEM 1414 and MEM 1917. We are currently reviewing data developed by Roche for these two drug candidates to determine if we believe that they merit additional development effort. We cannot assure you that we will continue the development of either of these drug candidates. Although we continue to work with Roche on other potential drug candidates from our PDE4 inhibitor program, we cannot assure you that Roche will choose to pursue their clinical development.
Our ability to generate milestone payments and royalties from our collaborators depends on our collaborators’ abilities to establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of products developed from our drug candidates. In addition to testing and seeking regulatory approval, we are dependent on our collaborators for the manufacturing of clinical scale quantities of some of our drug candidates and would be dependent on them in the future for commercial scale manufacturing, distribution and direct sales. Our collaborators may not be successful in manufacturing our drug candidates on a commercial scale or in successfully commercializing them.
Under our collaboration agreements, our collaboration partners’ termination rights include the ability to terminate the collaboration with us at any time, with or without cause, on relatively short notice. Future collaboration partners, if any, are also likely to have the right to terminate the collaboration on relatively short notice. In addition, under our 2003 Roche Agreement, Roche has the right to obtain an exclusive license for any product covered by that agreement, which currently includes MEM 3454 and MEM 63908, following the completion of Phase 2a clinical trials by making payments to us upon our achievement of certain developmental milestones. Alternatively, Roche has the right to terminate its license option with respect to MEM 3454, MEM 63908 or any other product covered by that agreement on a product-by-product basis at certain times during the development of the product. If Roche decided not to maintain its license option with respect to a product under our 2003 Roche Agreement, we would not receive further milestone payments or other support from Roche for that product’s continued development. Our 2005 Amgen Agreement provides that upon the occurrence of certain events, including a change of control (which, under certain circumstances, could be triggered by a sale of 20% of our shares), certain rights and obligations under that agreement terminate (subject to reinstatement in certain cases), including our right to participate in the collaboration and Amgen’s obligations to fund our research and development and to use commercially reasonable efforts to develop and commercialize PDE10 inhibitors. If Roche, Amgen or any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development or commercialization of our drug candidates would be delayed and our ability to realize milestone payments and royalty revenue would be adversely affected.
Our collaborations are subject to many risks, which could prevent us from developing and commercializing our drug candidates.
We are dependent on our collaboration partners for drug development and commercialization. Our existing collaborations and any future collaboration may not be scientifically or commercially successful. In addition, any collaboration partner may be unwilling or unable to fulfill its obligations to us, including its development and commercialization responsibilities in respect of our drug candidates. Additional risks that we face in connection with our collaborations include the following:

➢	our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us;

➢	collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products;

➢	our collaborators may not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

➢	our collaborators may encounter conflicts of interest, changes in business strategy or other business issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries); and

➢	disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our drug candidates, resulting in significant litigation or arbitration that could be time-consuming and expensive, or causing collaborators to act in their own self-interest and not in the interest of our stockholders.
Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire. The termination of any collaboration that we enter into could adversely affect the future prospects of drug candidates being developed under that collaboration and our ability to commercialize those drug candidates. Under the terms of our 2005 Amgen Agreement, if we fail to complete the transfer to Amgen of certain technology and certain biological and chemical materials within 60 days of the effective date of that agreement, or if Amgen disputes completion of this transfer, Amgen has the right to terminate our agreement. Any termination or expiration of a collaboration would adversely affect us financially and could harm our business reputation. In such event, we might be required to devote additional resources to a development program or a drug candidate, seek a new collaborator, or abandon the development of a drug candidate, or an entire development program, any of which could have a material adverse effect on our business.
In addition to our collaborations, we are dependent on certain license relationships.
We have in-licensed technology that is important to our business, and we may enter into additional licenses in the future. For example, we hold a license from Bayer for intellectual property relating to MEM 1003. Our license from Bayer imposes on us development and commercialization obligations, milestone and royalty payment obligations and other obligations. Other licenses to which we are a party contain, and we expect that any future in-licenses will contain, similar provisions. If we fail to comply with these obligations to Bayer or to any other licensor, the licensor may have the right to terminate the license, in which event we would not be able to commercialize drug candidates or technologies that were covered by the license. Also, the milestone and other payments associated with these licenses could make it less profitable for us to develop drug candidates utilizing these drug candidates and technologies.
In the event that our license agreements are terminated, we may not be able to obtain licenses for alternative drug candidates or technologies on terms favorable to us, if at all. If any of our licensors terminates or breaches its agreement with us, such termination or breach could have a material adverse effect on our business.

Our preclinical and clinical testing results may not be predictive of future trial results and may not be sufficient to support regulatory approval of future clinical trials. If subsequent study or trial results are unfavorable or insufficient, we may be forced to stop developing drug candidates that we currently believe are important to our future.
The results of preclinical studies and early stage clinical trials of our drug candidates are not necessarily predictive of the results of subsequent preclinical studies or later stage clinical trials. Our approach to drug development involves rigorous preclinical testing with a variety of in vitro assays and animal models in order to obtain early indications of safety and efficacy. We have invested in and continue to invest substantial resources in this capability. However, none of our drug candidates has progressed past Phase 1 clinical trials, and as a result, we cannot determine whether our preclinical testing methodologies are predictive of clinical safety or efficacy. In addition, we cannot assure you that the data collected from the preclinical studies and clinical trials of our drug candidates will be sufficient to support regulatory approval of our future clinical trials by the Food and Drug Administration, or FDA, or by similar agencies in other countries.
As we or our collaborators obtain results from further preclinical or clinical trials, we or our collaborators may elect to discontinue or delay preclinical studies or clinical trials for certain products in order to focus our resources on more promising products. We or our collaborators may also change the indication being pursued for a particular drug candidate or otherwise revise the development plan for that compound. For each of our collaborative programs, we develop multiple drug candidates for the same class of compounds and for the same indication. Over the course of preclinical studies, these candidates may not prove to be sufficiently different to warrant pursuing them individually for the same indication, or at all. Moreover, drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical or initial clinical testing. For example, we are currently developing PDE4 inhibitors for a variety of indications under our 2002 Roche Agreement. Drugs in this class of compounds developed by others generally have shown adverse side effect profiles that have limited the ability of these compounds to be used as effective drugs. We cannot assure you that any PDE4 inhibitors that we or Roche develop will have a safety and efficacy profile that satisfies us or our collaborators that such candidates are better than the PDE4 inhibitors developed by others or that is appropriate to justify proceeding with further development.
If our clinical trials or those of our collaborators are unsuccessful, or if we experience significant delays in these trials, our ability to commercialize our products will be impaired.
Before obtaining regulatory approval for the sale of our drug candidates, they must be subjected to extensive clinical trials to demonstrate their safety and efficacy in humans. The clinical trials of any drug candidates that we develop must comply with regulation by numerous federal, state and local government authorities in the US, principally the FDA, and by similar agencies in other countries. The requirements that clinical trials must meet include institutional review board, or IRB, or ethics committee oversight, informed consent and good clinical practices. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy.
In order for us or our collaborators to conduct human clinical trials in the US for our drug candidates, we or they must obtain and maintain an effective IND. While we have obtained an IND for MEM 1003, we cannot assure you that we or our collaborators will be successful in obtaining an IND for any other drug candidate. In connection with obtaining an IND, we or our collaborators may be required to provide the FDA with supplementary information regarding our preclinical testing of these drug candidates and the clinical trials conducted in foreign countries. For example, we recently completed the dosing portion of the safety and tolerability study in Alzheimer’s patients for MEM 1003 and we plan to commence dosing in a Phase 2a clinical trial for MEM 1003 in the fourth quarter of 2005. Our submission to the FDA to commence the Phase 2a clinical trial included certain results from the safety and tolerability study, and results from a three-month animal toxicology study of MEM 1003, which we conducted on the FDA’s recommendation. Although we believe that these results provide a comprehensive data package for MEM 1003, we cannot assure you that we will be able to satisfactorily address any concerns the FDA may have regarding MEM 1003 or that the FDA will permit us to proceed with the Phase 2a clinical trials for MEM 1003 on the time schedule that we have planned. In addition, we cannot assure you that the additional studies and clinical trials that we conduct will support our earlier results for MEM 1003. If we are unable to satisfy the FDA with the results of the studies we have conducted or are currently conducting with respect to MEM 1003, we may face delays in proceeding with Phase 2a or future clinical trials for MEM 1003 in the US, or we could be prevented from proceeding with MEM 1003 in the US.
It takes years to complete the testing of a product, and failure can occur at any stage of testing. For example, our testing may be delayed or halted due to any of the following:

➢	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

➢	preclinical and clinical data could be interpreted in different ways, which could delay, limit or prevent regulatory approval;

➢	negative or inconclusive results from a preclinical test or clinical study or adverse medical events during a clinical trial could cause delays in the completion of the preclinical test or clinical study, or could cause a preclinical study or clinical trial to be repeated, additional tests to be conducted or a program to be terminated, even if other studies or trials relating to the program are successful;

➢	the FDA or foreign regulatory authority could impose conditions on the scope or design of a clinical trial;

➢	the FDA or foreign regulatory authority could place a clinical hold on a trial if, among other reasons, it requires further information regarding certain results or events during preclinical tests or clinical trials, or it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

➢	the FDA or foreign regulatory authority might not approve the manufacturing processes or facilities that we utilize, or the processes or facilities of our collaborators;

➢	we may encounter delays in obtaining IRB approval to conduct a clinical trial at a prospective study site or to revise a clinical trial protocol after the clinical trial has commenced;

➢	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

➢	we or our collaborators may encounter delays based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval;

➢	our clinical trials may not demonstrate the safety and efficacy of our compounds or result in marketable products; and

➢	we or our collaborators may encounter delays in obtaining a sufficient supply of a drug candidate for use in our clinical trials as a result of manufacturing or quality assurance issues.
In addition, we or our collaborators may encounter delays based on our inability to enroll or retain a sufficient number of healthy volunteers or patients to complete our clinical trials. This could affect both our ability to complete a clinical trial in the time frame we have planned and its validity or statistical significance. Enrollment depends on many factors, including: the size of the patient population, the nature of the trial protocol, the proximity of volunteers/patients to clinical sites, the eligibility criteria for the study and whether recruitment from the same patient population is ongoing for clinical trials by other companies. Enrollment has become particularly challenging for clinical trials that involve patients with Alzheimer’s disease. For example, in preparation for a Phase 2a study of MEM 1003, in January 2005 we commenced a safety and tolerability study in patients with Alzheimer’s disease. The timing for the completion of this study was extended twice as a result of, among other factors, a continued low rate of patient enrollment. While we have now completed dosing in the safety and tolerability study of MEM 1003 and expect to commence dosing in the Phase 2a clinical trial of MEM 1003 in the fourth quarter of 2005, our ability to commence dosing in the Phase 2a clinical trial and complete that trial in the time frame that we have planned will depend upon our continuing to achieve sufficient patient enrollment to support the design of the trial. We cannot assure you that we will be successful in achieving and maintaining a level of patient enrollment sufficient to commence or complete dosing in the Phase 2a clinical trial on the time schedule that we have planned. Delays in planned patient enrollment for a clinical study result in increased costs, program delays or both, which could have a harmful effect on our ability to develop products.
We cannot assure you that our clinical trials will commence, proceed or be completed on schedule. For example, we currently anticipate completing the Phase 1 clinical trials for MEM 3454 by the end of 2005 and commencing the Phase 2a clinical trial for MEM 3454 during the first half of 2006. However, we cannot assure you that the Phase 1 clinical trial for MEM 3454 will be completed in the time frame that we have planned or that the Phase 2a clinical trial for MEM 3454 will commence in the anticipated time frame. Delays in our clinical trials or rejections of data from a clinical trial will result in increased development costs and could have a material adverse effect on the development of our drug candidates.

We will need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing would adversely affect our development programs and other operations.
Based on our current business plan, we believe that our existing cash and cash equivalents, marketable securities, payments for research and development services and other payments required to be made by our collaboration partners should be sufficient to fund our anticipated levels of operations through 2006. We will, therefore, need to raise additional equity or other financing to finance our future requirements. We may not be able to obtain additional financing on acceptable terms or at all.
If we are unable to obtain adequate financing on a timely basis or to enter into agreements with collaboration partners, we will have to reduce or delay our efforts with respect to certain of our drug development candidates and our exploratory research programs. We are funding or contemplating funding the development of several of our drug candidates and programs. Our most significant commitment currently is to MEM 1003, for which we are funding a multi-center Phase 2a clinical trial in which dosing is scheduled to commence in the fourth quarter of 2005. In addition, we are currently reviewing and analyzing data provided to us by Roche with respect to MEM 1414 and MEM 1917 to determine whether to proceed with clinical trials for either or both of these drug candidates, alone or with a collaborator. Finally, Roche’s two-year obligation to provide funding for research collaboration efforts under the 2003 Roche Agreement was fulfilled in September 2005.
Our future capital requirements will depend on many factors, including:

➢	the number of compounds and drug candidates that we advance through the development process;

➢	the funding from our collaborations with Roche and Amgen;

➢	whether we are able to enter into a collaboration with regard to MEM 1003 and the terms of any such collaboration;

➢	whether we choose to proceed with the clinical development of MEM 1414 and/or MEM 1917, alone or with a collaborator;

➢	the scope and results of our and our collaborators’ clinical trials;

➢	potential in-licensing or acquisition of other compounds or technologies;

➢	the costs involved in utilizing third party contract research organizations for preclinical studies and clinical trials;

➢	the timing of, and the costs involved in, obtaining regulatory approvals;

➢	the availability of third parties, and the cost, to manufacture compounds for clinical trial supply;

➢	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

➢	the cost of commercialization activities, including product marketing, sales and distribution.
In addition, if we are not able to obtain adequate equity or other financing to fund the development of our drug candidates and programs, we may have to obtain capital through arrangements with collaborators that require us to relinquish greater rights to our technologies or drug candidates than we might otherwise have done.
Failure to raise adequate capital in a timely manner would have a material adverse effect on our business, operating results, financial condition and future growth prospects. If we raise additional capital by issuing equity securities, our then existing stockholders will experience significant dilution. On September 23, 2005, we completed a private placement in which we sold 16,112,158 shares of our common stock at $1.90 per share and issued five-year warrants to purchase an additional 5,639,232 shares of our common stock with an exercise price of $2.22 per share. After the registration statement of which this prospectus forms a part is declared effective, 16,112,158 shares of common stock to be sold pursuant to this prospectus will become eligible for resale in the public market, which could affect the market price of our common stock.

We face intense competition in the development and commercialization of our drug candidates.
The development and commercialization of new drugs is highly competitive. There are a number of companies that focus on the CNS disease markets that we are addressing. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Additionally, various large pharmaceutical and biotechnology companies, universities and public agencies are developing and using technologies to address the treatment of cognitive disorders. Many of our competitors possess greater financial, managerial, scientific and technical resources than we do and have significantly more experience in preclinical testing, human clinical trials, product manufacturing, the regulatory approval process and marketing and distribution than we do, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our drug candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drugs and technologies and methods of preventing the incidence of disease, such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments could render our drug candidates obsolete or noncompetitive.
We are aware that there are a number of drugs under development by both large pharmaceutical companies and small biotechnology companies for additional treatments of Alzheimer’s, schizophrenia and depression as well as potential therapies for vascular dementia and MCI.
We depend on our key scientific and other key personnel and have recently experienced turnover in our key senior management. If we are not able to retain our key scientific and other key personnel or recruit additional scientific and technical personnel, our business will suffer.
Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Tony Scullion, our Executive Chairman, James R. Sulat, our President and Chief Executive Officer, Dr. David A. Lowe, our Chief Scientific Officer, and Gardiner F. H. Smith, our Chief Business Officer. Our employment agreements with these executive officers are terminable by us or the executive without notice. The loss of the services of one or more of our key employees or the inability to attract and retain qualified personnel could have an adverse impact on our business and prospects. We do not carry key man life insurance on any of our key personnel.
We have experienced turnover in our senior management and we have also added new members to our senior management team, including James R. Sulat, our President and Chief Executive Officer. It may take time for the new members of our management team to be fully integrated into our organization. If our management team is unable to work together effectively to implement our strategies and manage our operations and accomplish our business objectives, our ability to grow our business and successfully meet our objectives could be severely impaired. If we continue to experience turnover of senior management, our business, our stock price and investor confidence in us may be adversely affected.
In addition, we face competition for research scientists and technical staff from other companies, academic institutions, government entities, nonprofit laboratories and other organizations. To pursue our product development plans, we will need to hire additional management personnel and additional qualified scientific personnel to perform research and development. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.
If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.
We do not have the ability to conduct our preclinical testing or clinical trials independently and have limited experience in conducting clinical trials. In addition to our collaborators, we rely and will continue to rely on preclinical and clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with preclinical testing or clinical trials. From time to time, preclinical and clinical investigators, third-party contract research organizations and consultants have not performed in a manner that we believed was acceptable or timely. In each case we have discussed and resolved these issues with the vendor, and none of these issues have led to a material delay or other material adverse effect on our preclinical testing or clinical trials. However, the failure of any vendor to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements or preclinical testing or clinical trial protocol, could cause a delay or other material adverse effect on our preclinical testing, clinical trials and ultimately on the timely advancement of our development programs.
If we or our collaborators cannot locate acceptable contractors to run a portion of our or our collaborators’ preclinical testing or clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA and other US and foreign legal and regulatory requirements for the conduct of preclinical testing and clinical trials or meet expected deadlines, our preclinical or clinical development programs and those of our collaborators could be delayed and otherwise adversely affected.

If we or our collaborators fail to obtain regulatory clearance for our current or future drug candidates, we will be unable to market and sell any products and therefore may never be able to generate product revenue or be profitable.
We or our collaborators will be required to obtain from the FDA and to maintain an effective IND to conduct human clinical trials in the US and must obtain and maintain regulatory approval for commercial distribution. This process is expensive, uncertain and takes many years. In order to obtain regulatory clearance to conduct clinical trials in the US and eventually obtain approval in the US, we or our collaborators must provide the FDA with data sufficient to demonstrate the safety and efficacy of each drug candidate. None of our drug candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our drug candidates may never be approved for sale or become commercially viable. If we, either alone or with collaborators, are unable to successfully complete clinical trials of any of our current or future drug candidates, or if the results of these trials are not positive or are only modestly positive, we or our collaborators may not be able to obtain marketing approval for any drugs or may obtain approval for indications that are not as broad as we wanted. If this occurs, our business will be materially harmed, our ability to generate revenue will be severely impaired and our stock price may decline.
In addition, during the clinical development of our drug candidates, the policies of the FDA may change and additional regulations may be enacted which could prevent or delay regulatory approval of our drug candidates. Moreover, increased attention to the containment of health care costs in the US and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the US or abroad.
Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products abroad.
We intend to have our products marketed outside the US. In order to market our products in the European Union and many other foreign jurisdictions, we or our collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process entails all of the risks associated with obtaining FDA approval. We and our collaborators may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for, and may not receive, necessary regulatory approvals to commercialize our products in any market. If we or our collaborators fail to obtain these approvals, our business, financial condition and results of operations could be materially and adversely affected.
Our potential products may not be commercially viable if we or our collaborators fail to obtain an adequate level of reimbursement for these products by Medicare and other third-party payors or if the pricing for these products is set at unsatisfactory levels by foreign countries.
Our commercial success will depend in part on third-party payors such as government health administration authorities, including Medicare, private health insurers and other organizations agreeing to reimburse patients for the costs of our products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Because most persons suffering from Alzheimer’s disease are elderly, we expect that coverage for any products that we and our collaborators successfully develop to treat Alzheimer’s in the US will be provided primarily through the Medicare program. Our business would be materially adversely affected if the Medicare program were to determine that our drugs are “not reasonable and necessary” and deny reimbursement of our or our collaborators’ prospective products. Our business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which our or our collaborators’ prospective products will be reimbursed to a smaller set of indications than we believe is appropriate.
In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take 6 to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products in foreign countries is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

If physicians and patients do not accept our product candidates, we may be unable to generate significant revenue.
Even if our drug candidates obtain regulatory approval, they still may not gain market acceptance among physicians, patients and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. Physicians will not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. In addition, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of products developed from our drug candidates is established, physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors.
We have no manufacturing capacity and depend on third parties to supply us with the compounds under development, to develop effective formulations and to manufacture our products.
We have no manufacturing experience, and we currently lack the resources and capability to develop formulations and manufacture any of our drug candidates on a clinical or commercial scale. We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates under development, and we do not currently intend to do so in the foreseeable future. As a result, we are dependent on third parties, including our collaboration partners, for the formulation and manufacture of clinical and commercial scale quantities of our drug candidates. If we or our collaborators are unable to secure an adequate supply of our compounds under development, or if the third parties we contract with are unable to develop effective formulations or to timely manufacture our drug candidates for our clinical trials in accordance with our specifications and timely deliver the drug candidates to the appropriate clinical trial sites, we may encounter delays in our clinical trials. Although we believe that there are an adequate number of suppliers for compounds such as ours, we could experience a shortage of suppliers, or an interruption in supply if a supplier relationship were terminated, that could have an adverse effect on our or our collaborators’ ability to supply products. In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third-party manufacturers in a timely manner.
Manufacturing of our products must meet applicable regulatory standards.
We, our collaborators and our third-party manufacturers are required to adhere to federal current good manufacturing practices requirements. Under these requirements, our drug candidates must be manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing, quality control and other activities. Furthermore, the manufacturing facilities used by us or our collaborators must pass a pre-approval inspection by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities. These inspections may result in compliance issues that could prevent or delay marketing approval, result in interruption or shortage of clinical or commercial product or require the expenditure of money or other resources to correct. We cannot control these manufacturing facilities’ compliance with FDA requirements and may be limited to certain contractual remedies and rights of inspection. If these manufacturing facilities fail to comply with applicable regulatory requirements, we may not be granted approval for marketing, and we could, among other things, be subject to fines, total or partial suspension of production, withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
We face the risk of product liability claims and may not be able to obtain insurance.
Our business exposes us to the risk of product liability claims that is inherent in the development of drugs. If the use of one or more of our or our collaborators’ drugs harms people, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others selling our products. We have product liability insurance that covers our clinical trials up to an aggregate of $10.0 million annually, with a deductible of $25,000 per claim. We believe that this coverage is consistent with industry practice, but we cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to cover all liabilities we might incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our drug candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. If we are sued for any injury allegedly caused by our or our collaborators’ products, our liability could exceed our total assets and our ability to pay the liability. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

Our or our collaborators’ products could be subject to restrictions or withdrawal from the market. We or they may be subject to penalties if we or they fail to comply with post-approval regulatory requirements or experience unanticipated problems with any approved products.
If we or our collaborators obtain marketing approval for a product, that product, along with the associated manufacturing processes, any post-approval clinical data and the advertising and promotional activities for the product will be subject to continual requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, supplier processes, or failure to comply with regulatory requirements, may result in:

➢	product recalls;

➢	revocation of previously granted approvals;

➢	the need to conduct additional clinical trials; and

➢	fines and other censures.
We or our collaborators may be slow to adapt, or we or they may not be able to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.
Our business activities require compliance with environmental laws. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.
Our research and development programs involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In addition, our collaborators may not comply with these laws. In the event of such an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources.
Risks Relating to Intellectual Property
If we are unable to obtain intellectual property protection for our chemical compounds and research tools, the value of our technology and products will be adversely affected.
Our success depends in part on our ability to obtain and maintain intellectual property protection for our drug candidates, technology and know-how. Our policy is to seek to protect our chemical compounds and technologies by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We, our collaborators or our licensors file patent applications directed to all drug candidates in an effort to establish intellectual property positions regarding new chemical entities relating to our drug candidates as well as uses of new chemical entities in the treatment of CNS diseases.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products for the length of term of patent protection that we may have for our or our collaborators’ products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products or those developed by our collaborators can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.
We rely on trade secrets and other confidential information to maintain our proprietary position.
In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we have entered into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions.
Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.
We may be involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time consuming.
Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.
Interference proceedings brought by the US Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the US.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
Under our agreement with Bayer, we have the first right, but not the obligation, to enforce the patent rights covered under the agreement with respect to infringement or interference by any third party. Under our collaborations with Roche, Roche has the first right to bring an action with respect to the infringement of patent rights covered under the applicable agreement. In the event that Roche does not exercise this right, we retain the right to bring the infringement action. Under our 2005 Amgen Agreement, Amgen has the sole and exclusive right to enforce the patent rights under that agreement.
We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.
Third parties may own or control patents or proprietary rights that are infringed by our technologies or drug candidates.
Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. In the US, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or proprietary rights. These third parties could bring claims against us, our collaborators or our licensors that even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, our collaborators or our licensors, we or they could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.
We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the US, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.
Any successful infringement action brought against us, our collaborators, or our licensors may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we may suffer adverse consequences from a successful infringement action against us, our collaborators or our licensors even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us, our collaboration partners or our licensors would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.
Risks Related to our Common Stock
Our executive officers, directors and their affiliates have the ability to significantly influence all matters submitted to stockholders for approval.
As of October 15, 2005, our executive officers, directors and their affiliates beneficially owned shares representing approximately 26.8% of our outstanding common stock. Accordingly, these executive officers, directors and their affiliates, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control of us, even if such a change of control would benefit our other stockholders.
Our stock price is subject to fluctuation, which may cause an investment in our stock to suffer a decline in value.
The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:
➢	announcements regarding the results of preclinical tests or clinical studies involving our product candidates;

➢	disputes, modifications, terminations or other developments regarding our collaborations;

➢	announcements regarding new collaborations or changes to current collaborations;

➢	announcements regarding technological innovations or new products by us, our collaboration partners or our competitors;

➢	changes in the market valuations of similar companies;

➢	conditions or trends in the biotechnology and pharmaceutical industries;

➢	developments relating to patents and other intellectual property rights, including disputes with licensors or other third parties, litigation matters and our ability to obtain patent protection for our chemical compounds or technologies;

➢	FDA or international regulatory actions;

➢	additions to or departures of our key personnel;

➢	actual or anticipated variations in quarterly operating results;

➢	changes in financial estimates by, or expectations of securities analysts; and

➢	sales of our common stock.
In addition, public companies in general and companies listed on The Nasdaq National Market in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and other life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.

Antitakeover provisions that we have in place could entrench our management team and delay or prevent an acquisition. These provisions could adversely affect the price of our common stock because purchasers cannot acquire a controlling interest.
Provisions of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”) and applicable provisions of the General Corporation Law of the State of Delaware may make it more difficult for or prevent a third party from acquiring control of us without the approval of our Board of Directors. These provisions include:
➢	a classified board of directors;

➢	limitations on the removal of directors;

➢	limitations on stockholder proposals at meetings of stockholders;

➢	the inability of stockholders to act by written consent or to call special meetings; and

➢	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.
The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our Certificate of Incorporation. In addition, absent approval of our Board of Directors, our Bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with or acquisition of us.
These provisions may have the effect of entrenching our management team and preventing a merger or acquisition that would be attractive to stockholders. As a result, these provisions may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the market price of our common stock.
An active trading market for our common stock may not develop and if there are substantial sales of our common stock, our stock price could decline.
We completed our initial public offering in April 2004. Prior to our initial public offering, you could not buy or sell our common stock publicly. After our initial public offering, the average daily trading volume for our common stock has been limited, and as a result, any purchases and sales can have a significant effect on our stock price. An active public market for our common stock may not continue to develop or be sustained. In addition, if our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly.
Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.
We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or our prospects, future financial position, future revenues and projected costs should be considered forward-looking. Readers are cautioned that actual results may differ materially from projections or estimates due to a variety of important factors, including the risks and uncertainties associated with: our ability to enter into and maintain collaborations with third parties for our drug development programs; our dependence on our collaborations and our license relationship with Bayer; our ability to successfully conduct preclinical and clinical trials of our drug candidates that demonstrate these candidates’ safety and effectiveness; our ability to obtain regulatory approvals to conduct clinical trials and to commercialize our drug candidates; our ability to achieve milestones under our collaborations; our ability to obtain additional financing to support our R&D and clinical activities and operations; our dependence on third- party preclinical or clinical research organizations, manufacturers and consultants; and our ability to protect the intellectual property developed by or licensed to Memory Pharmaceuticals. Our forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” in this prospectus. We may not actually achieve the goals or plans described in our forward-looking statements, and investors should not place undue reliance on these statements. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this prospectus.
You should rely only on the information contained, or incorporated by reference, in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus or that any information incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.
USE OF PROCEEDS
We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our common stock covered hereby, or interests therein.
The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq National Market listing fees and fees and expenses of our counsel and our accountants.
A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants to purchase common stock. Upon any cash exercise of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants is $2.22 per share. We will use any cash we receive upon the exercise of the warrants for working capital.
SELLING STOCKHOLDERS
The shares of common stock covered hereby consist of:
•	16,112,158 shares of our common stock that we issued to the selling stockholders in a private placement in September 2005; and
•	5,639,232 shares of our common stock issuable upon exercise of warrants to purchase common stock. We issued the warrants to the selling stockholders in connection with their purchase of shares of our common stock in the private placement.
In connection with the registration rights we granted to the selling stockholders, we filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus or interests therein from time to time on The Nasdaq National Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders. The warrants held by the selling stockholders are exercisable at any time in whole or in part beginning March 22, 2006 and ending September 22, 2010.
Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares held by a selling stockholder prior to the private placement, plus (ii) all shares purchased by the selling stockholder pursuant to the private placement and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities which are exercisable within 60 days of October 15, 2005. The warrants held by the selling stockholders are not exercisable until March 22, 2006 and, accordingly, the number of shares of common stock underlying the warrants are not included in the number of shares of common stock owned prior to the offering (or owned after the offering), however, the shares of common stock issuable upon exercise of the warrants held by the selling stockholders are included in the table below as shares being offered in this prospectus. The percentages of shares owned after the offering are based on 37,225,414 shares of our common stock outstanding as of October 15, 2005, which includes the outstanding shares of common stock offered by this prospectus but excludes all warrant shares since the related warrants are not currently exercisable and are not exercisable within 60 days from the date hereof.

Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.
Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.
The selling stockholders may sell some, all or none of their shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of common stock before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement pursuant to which the selling stockholders purchased their shares of common stock from us. The shares offered by this prospectus may be offered from time to time by the selling stockholders, although the warrant shares will not be eligible to be offered pursuant to this prospectus until the related warrants become exercisable and are exercised. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended or the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.
The following table sets forth, to our knowledge, information about the selling stockholders as of October 15, 2005.

			Number of
	Number of		Shares of
	Shares of	Number of	Common
	Common	Shares of	Stock
	Stock	Common	Underlying
	Beneficially	Stock	Warrants	Shares of Common
	Owned	Registered	Registered	Stock Beneficially
	Prior to the	for Sale	for Sale	Owned After Completion
Name of Selling Stockholder (1)	Offering	Hereby	Hereby (2)	of the Offering
				Number	Percent
Alta California Partners II, L.P. (3)	1,194,206	259,875	90,956	934,331	2.51%
Alta California Partners II, L.P.- New Pool (3)	526,316	526,316	184,210	—	*
Alta Embarcadero Partners II, LLC (3)	13,654	3,283	1,149	10,371	*
Aries Master Fund II (4)	121,579	121,579	42,552	—	*
Aries Domestic Fund II, L.P. (4)	36,842	36,842	12,894	—	*
Aries Domestic Fund, L.P. (4)	210,000	210,000	73,500	—	*
RAQ, LLC (5)	157,895	157,895	55,263	—	*
Capital Ventures International (6)	527,000	527,000	184,450	—	*
D3 LifeScience Select Ltd. (7)	131,579	131,579	46,052	—	*
D3 LifeScience Ltd. (7)	131,579	131,579	46,052	—	*
Enable Growth Partners L.P. (8)	340,000	340,000	119,000	—	*
Enable Opportunity Partners L.P. (8)	54,736	54,736	19,157	—	*
GIMV NV (9)	1,009,126	447,369	156,579	561,757	1.51%
Adviesbeheer GIMV Life Sciences NV (9)	148,714	78,947	27,631	69,767	*
GLS LP Investment 1 Limited (10)	2,079,031	526,316	184,210	487,598	1.31%
Nite Capital LP (11)	157,895	157,895	55,263	—	*

			Number of
	Number of		Shares of
	Shares of	Number of	Common
	Common	Shares of	Stock
	Stock	Common	Underlying	Shares of Common
	Beneficially	Stock	Warrants	Stock Beneficially
	Owned	Registered	Registered	Owned After
	Prior to the	for Sale	for Sale	Completion of the
Name of Selling Stockholder (1)	Offering	Hereby	Hereby (2)	Offering
				Number	Percent
Oxford Bioscience Partners II (Annex) L.P. (12)	1,283,317	526,316	184,210	757,001	2.03%
Oxford Bioscience Partners IV L.P. (13)	2,605,437	2,605,437	911,902	—	*
mRNA Fund II L.P. (13)	26,142	26,142	9,149	—	*
RHP Master Fund, Ltd. (14)	526,316	526,316	184,210	—	*
Smithfield Fiduciary LLC (15)	526,316	526,316	184,210	—	*
Special Situations Fund III, LP (16)	1,684,211	1,684,211	589,473	—	*
Special Situations Cayman Fund, LP (16)	421,053	421,053	147,368	—	*
Special Situations Private Equity Fund, LP (16)	789,474	789,474	276,315	—	*
Special Situations Life Sciences Fund, LP (16)	263,158	263,158	92,105	—	*
SF Capital Partners Ltd. (17)	1,578,948	1,578,948	552,631	—	*
Southridge Partners LP (18)	263,158	263,158	92,105	—	*
SRB Greenway Capital (QP), L.P. (19)	297,948	297,948	104,281	—	*
SRB Greenway Capital, L.P. (19)	42,684	42,684	14,939	—	*
SRB Greenway Offshore Operating Fund, L.P. (19)	27,790	27,790	9,726	—	*
UBS Securities LLC — F/B/O Kings Road Investments Ltd. (20)	263,158	263,158	92,105	—	*
Walker Smith International Fund, Ltd. (21)	142,105	142,105	49,736	—	*
Walker Smith Capital (QP), L.P. (21)	103,105	103,105	36,086	—	*
Walker Smith Capital, L.P. (21)	17,947	17,947	6,281	—	*
WPG-Farber Fund, L.P. (22)	154,000	154,000	53,900	—	*
WPG-Farber QP Fund, L.P. (22)	59,675	59,675	20,886	—	*
WPG-Farber Institutional Fund, L.P. (22)	51,425	51,425	17,998	—	*
WPG-Farber Overseas, L.P. (22)	9,900	9,900	3,465	—	*
Venrock Associates (23)	859,207	323,684	113,289	535,523	1.44%
Venrock Associates II, L.P. (23)	1,213,190	465,789	163,026	747,401	2.01%
Anthony B. Evnin, Ph.D. (24)	2,166,558	184,211	64,473	1,292,874	3.47%
Walter Gilbert, Ph.D. (25)	195,914	52,632	18,421	143,282	*
Keyes/Sulat Revocable Trust (26)	157,895	157,895	55,263	—	*
Robert I. Kriebel (27)	5,000	5,000	1,750	—	*
David A. Lowe, Ph.D. (28)	127,565	26,316	9,210	107,499	*
Michael E. Meyers, M.P.H. (29)	36,266	26,316	9,210	9,950	*
Tony Scullion (30)	702,289	39,474	13,815	662,815	1.78%
Banc of America Strategic Investments Corporation (31)	591,491	591,491	207,021	—	*
Fortis Securities LLC (32)	147,873	147,873	51,755	—	*

* Represents less than 1%.

(1) Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the shares of our common stock sold and the shares of our common stock issuable upon the exercise of the warrants issued in the private placement, collectively, unless otherwise indicated.
(2) The warrants being offered hereby are not exercisable until March 22, 2006 and, accordingly, are not included in the number of shares beneficially owned prior to the offering or the number or percentage of shares owned after the offering.
(3) The Registrant has been advised that Jean Deleage, Guy Nohra, Garrett Gruener, Daniel Janney and Alix Marduel, M.D. (collectively, the “Principals”) of Alta Partners, a venture capital firm, are members of (i) Alta California Management Partners II, LLC, which is the general partner of Alta California Partners II, L.P. (“Alta California Partners”), (ii) Alta California Management Partners II, LLC — New Pool, which is the general partner of Alta California Partners II, L.P. — New Pool (“Alta New Pool”), and (iii) Alta Embarcadero Partners II, LLC (“Alta Embarcadero”). The Principals may be deemed to share voting and investment control for the shares held by Alta California Partners, Alta New Pool and Alta Embarcadero. The Principals disclaim beneficial ownership of the shares held by Alta California Partners, Alta New Pool and Alta Embarcadero except to the extent of their pecuniary interests therein. Dr. Marduel served as a member of our Board of Directors from December 1998 to December 2004.
(4) The Registrant has been advised that Lindsay A. Rosenwald, M.D. is the sole stockholder, Chairman and Chief Executive Officer of Paramount BioCapital Asset Management, Inc. (“PBCAM”). PBCAM is the investment manager of the Aries Master Fund II and is the general partner to each of Aries Domestic Fund, L.P. and Aries Domestic Fund II, L.P. Dr. Rosenwald has voting and investment control over the securities held by Aries Domestic Fund, L.P., Aries Domestic Fund II, L.P., and Aries Master Fund II. Dr. Rosenwald also has voting and investment control over the securities held by RAQ, LLC. See footnote 5. Dr. Rosenwald is also Chairman, Chief Executive Officer and sole stockholder of Paramount BioCapital, Inc., a National Association of Securities Dealers, or NASD, member broker-dealer. See footnote 33.
(5) The Registrant has been advised that Lindsay A. Rosenwald, M.D. is the managing member of RAQ, LLC. Dr. Rosenwald has voting and investment control over the securities held by RAQ, LLC. Dr. Rosenwald is also Chairman, Chief Executive Officer and sole stockholder of Paramount BioCapital, Inc., a NASD member broker-dealer, see footnote 33. Dr. Rosenwald also has voting and investment control over the securities held by Aries Domestic Fund, L.P., Aries Domestic Fund II, L.P., and Aries Master Fund II. See footnote 4.
(6) The Registrant has been advised that Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. The Registrant has also been advised that CVI is an affiliate of a registered broker-dealer. See footnote 33.
(7) The Registrant has been advised that D3 Capital Management, LLC is the investment manager of each of D3 LifeScience Ltd. and D3 LifeScience Select Ltd. and has voting and investment control over the securities held by each of the foregoing entities. Nathan Fischel, M.D., CFA is the managing member of D3 Capital Management, LLC.
(8) The Registrant has been advised that Enable Growth Partners, LP (“EGP”) and Enable Opportunity Partners, LP (“EOP”) are affiliated with Enable Capital LLC, a registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a Principal of each of EGP’s and EOP’s General Partner. Mr. Levine has voting and investment control over the shares of common stock held by EGP and EOP. See footnote 33
(9) The Registrant has been advised that GIMV NV owns 47.38% of Adviesbeheer GIMV Life Sciences (“Adviesbeheer Life”). Adviesbeheer GIMV Deal Services NV, which is controlled by GIMV NV, owns 24.9% of the shares of Adviesbeheer Life.
(10) The Registrant has been advised that GLS Investment 1 Limited has two shareholders, Arnold Limited and Doyle Administration Limited and two directors, Trafalgar Representatives Limited and Nelson Representatives Limited (the “Directors”). The Directors have voting and investment control over the shares of common stock held by GLS Investment 1 Limited.
(11) The Registrant has been advised that Keith Goodman, Manager of the General Partner, has voting and investment control over the shares of common stock held by Nite Capital LP.
(12) The Registrant has been advised that OBP Management II L.P. is the general partner of Oxford Bioscience Partners II (Annex) L.P. (“OBP Annex II”). Voting and investment power is shared by the general partners of OBP Management II L.P., including Jonathan Fleming, Alan G. Walton, Edmund Olivier and Cornelius Ryan (each a “General Partner” and collectively the “General Partners”) . Mr. Fleming has served as a member of our Board of Directors since January 1998. Mr. Fleming serves on the board of directors of Leerink Swan & Co., Inc., a member of the NASD. See footnote 33.

On February 14, 2005, Oxford Bioscience Partners II L.P. (“OBP II”), Oxford Bioscience Partners (Bermuda) II Limited Partnership (“OBP Bermuda II”), Oxford Bioscience Partners (Adjunct) II L.P. (“OBP Adjunct II”), Oxford Bioscience Partners (GS-Adjunct) II L.P. (“OBP GS-Adjunct II”), Oxford Bioscience Partners II (Annex) L.P. (“OBP Annex II”, together with OBP II, OBP-GS-Adjunct II, OBP Adjunct II and OBP Bermuda II, the “OBP II Funds”) filed a Schedule 13G with the SEC (the “Oxford 13G”). According to the Oxford 13G and the Oxford 13D (as defined below), prior the Private Placement, OBP II was the owner of record of 357,715 shares, OBP Bermuda II was the owner of record of 267,844 shares, OBP Adjunct II was the owner of record of 100,306 shares, OBP GS-Adjunct II was the owner of record of 352,679 shares and OBP Annex II was the owner of record of 757,001 shares. OBP Annex II purchased an additional 526,316 shares of common stock in the Private Placement. Prior to the Private Placement, the OBP II Funds collectively held 1,835,545 shares of common stock. Immediately after the Private Placement (including the 526,316 shares of common stock purchased by Oxford Annex II in the Private Placement), the OBP II Funds collectively hold 2,361,861 shares of common stock.
By virtue of their relationship as affiliated limited partnerships, whose sole general partners share individual general partners, OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II may be deemed to share voting power and the power to direct the disposition of the shares of common stock which each partnership owns of record. OBP Management II (as the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II), OBP Management Bermuda II (as the general partner of OBP Bermuda II) and OBP Bermuda II Ltd. (as the corporate general partner of OBP Management Bermuda II) may also be deemed to beneficially own the shares of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II. The General Partners are general partners of both OBP Management II and OBP Management Bermuda II. Therefore, each of the General Partners may be deemed to own beneficially the shares held by OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II; however, each General Partner and each of the entities disclaims beneficial ownership of these shares except any shares held directly of record.
(13) The Registrant has been advised that OBP Management IV L.P. (“OBP IV”) is the general partner of Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“mRNA II”). Voting and investment power is shared by the general partners of OBP IV, including Jonathan Fleming, Alan G. Walton, Jeffrey Barnes, Mark Carthy and Michael Lytton (each a “General Partner” and collectively the “General Partners”). Mr. Fleming has served as a member of our Board of Directors since January 1998. Mr. Fleming serves on the board of directors of Leerink Swan & Co., Inc., a member of the NASD. See footnote 33.
On October 4, 2005 a Schedule 13D was filed by Oxford IV, mRNA II, OBP IV and the General Partners with the SEC (the “Oxford 13D”). Based on the Oxford 13D, by virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of common stock which each partnership owns of record. OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II. The General Partners may also be deemed to own beneficially the shares held by Oxford IV and MRNA II. Oxford IV, OBP IV and the General Partners expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, and the General Partners expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein.
(14) The Registrant has been advised that RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the shares of common stock held by the RHP Master Fund.
(15) The Registrant has been advised that Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting and investment control over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Messrs. Dubin and Swieca disclaims beneficial ownership of the shares of common stock held by Smithfield.
(16) Based on a Schedule 13G filed with the SEC on October 11, 2005 (the “Marxe/Greenhouse 13G”), Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”) are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”). AWM also serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Fund III, L.P. (“SSF3”). Marxe and Greenhouse are members of MG Advisers L.L.C. (“MG”), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (“SSPE”). Marxe and Greenhouse are also members of LS Advisers L.L.C. (“LS”), the general partner of and investment adviser to Special Situations Life Sciences Fund, L.P. (“SSLS”, and together with SSF3, Cayman, and SSPE, the “Special Situations Funds”). Through their control of AWM, MGP, MG and LS, Messrs. Marxe and Greenhouse share voting and investment control over the shares of common stock held by the Special Situations Funds.
(17) Based on a Schedule 13G filed with the SEC on September 28, 2005 (the “Roth/Stark 13G”), Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC (“Stark Offshore”), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. (“SF Capital”). Through Stark Offshore, Messrs. Roth and Stark possess voting and investment control over the shares of common stock held by SF Capital; however, Messrs. Roth and Stark disclaim beneficial ownership of these shares. SF Capital is not a registered broker-dealer and but is affiliated with Reliant Trading and Shepherd Trading Ltd, both are registered broker-dealers.
(18) The Registrant has been advised that Stephen Hicks, President of Southbridge Partners LP, has sole voting and investment control over the shares of common stock held by Southbridge Partners, LP. The Registrant has also been advised that Southridge Partners LP is an affiliate of a registered broker-dealer. See, footnote 33.
(19) The Registrant has been advised that BC Advisors, L.L.C., is the General Partner of SRB Management, L.P., which is the General Partner of SRB Greenway Capital (QP), L.P., SRB Greenway Capital, L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker, Member of BC Advisors, LLC, has sole voting and investment control over the shares of common stock held by SRB Greenway Capital (QP), L.P., SRB Greenway Capital, L.P. and SRB Greenway Offshore Operating Fund, L.P.
(20) The Registrant has been advised that Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investments Ltd., as investment managers (the "Investment Managers”); along with Polygon Global Opportunities Master Fund; and Alexander Jackson; Reade Griffith; and Paddy Dear (the “Principals”) share voting and investment control over the shares of common stock held by Kings Road. The Principals control the Investment Managers. Each of the Investment Managers and the Principals disclaims beneficial ownership of the shares of common stock held by Kings Road.
(21) The Registrant has been advised that WS Capital L.L.C. is the General Partner of WS Capital Management, L.P., which is the General Partner of Walker Smith Capital (QP), L.P. and Walker Smith Capital, L.P. and acts as agent for Walker Smith International Fund, Ltd. G. Stacy Smith and Reid S. Walker share voting and investment control over the shares of common stock held by Walker Smith Capital (QP), L.P., Walker Smith Capital, L.P. and Walker Smith International Fund, Ltd.
(22) The Registrant has been advised that Weiss, Peck & Greer Investments (“WPG Investments”), a division of Robeco USA, L.L.C. (a registered broker-dealer), is the sole managing member of WPG-Farber Fund Manager, L.L.C., the General Partner of WPG-Farber Fund, L.P., WPG-Farber QP Fund, L.P., and WPG-Farber Institutional Fund, L.P. and the Supervisory General Partner of WPG-Farber Overseas, L.P. Daniel Vandivort and Gerald P. Farber, Chief Investment Officer and Managing Director, respectively of WPG Investments, share voting and investment control over the shares of common stock held by WPG-Farber Fund, L.P., WPG-Farber QP Fund, L.P., WPG-Farber Institutional Fund, L.P. and WPG-Farber Overseas, L.P. See footnote 33.
(23) Based on a Schedule 13D filed with the SEC on October 4, 2005 (the “Venrock 13D”) by Venrock Associates (“Venrock”), Venrock Associates II, L.P. (“Venrock II”), and Venrock Entrepreneurs Fund, L.P. (“Entrepreneurs Fund”, together with Venrock and Venrock II, the “Venrock Entities”), Venrock owns 859,207 shares, Venrock II owns 1,213,190 shares and Entrepreneurs Fund owns 14,233 shares of our common stock. According to the Venrock 13D, Venrock Management LLC (“Management”) is the general partner of Entrepreneurs Fund and a general partner of Venrock and Venrock II. The members of Management are Anthony B. Evnin, Ph.D. and Messrs. Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell (each a “Managing Member” and collectively, the “Managing Members”). According to the Venrock 13D, each Managing Member is also a general partner of each of Venrock and Venrock II. Each of the Venrock Entities has the sole power to dispose or direct the disposition of the common stock, shared power to vote or to direct the vote of 2,086,630 shares of common stock and shared power to direct the disposition of 2,086,630 shares of the common stock. Management may be deemed to beneficially own the shares owned by Entrepreneurs Fund and the Managing Members may be deemed to beneficially own the shares owned by the Venrock Entities; however, each Venrock Entity and each Managing Member disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interests therein. Dr. Evnin has served as a member of our Board of Directors since December 1998.
(24) The number of shares of common stock beneficially owned by Anthony B. Evnin, Ph.D. prior to the offering includes; (i) 9,950 shares of common stock issuable to Dr. Evnin upon the exercise of stock options vested as of 60 days following October 15, 2005 and (ii) an aggregate of 1,297,157 shares held of record by the Venrock Entities. See footnote 23. Dr. Evnin disclaims beneficial ownership of the shares of common stock held by the Venrock Entities, except to the extent of his proportionate pecuniary interests therein. Dr. Evnin has served as a member of our Board of Directors since December 1998.
(25) The number of shares of common stock beneficially owned by Walter Gilbert, Ph.D. prior to the offering includes (i) 9,950 shares of common stock issuable to Dr. Gilbert upon the exercise of stock options vested as of 60 days following October 15, 2005, (ii) 66,666 shares of common stock held by Dr. Gilbert, and (iii) 66,666 shares of common stock held by Dr. Gilbert’s wife. Dr. Gilbert has served as a member of our Board of Directors since our inception.
(26) James R. Sulat has served as our President and Chief Executive Officer and as a member of our Board of Directors since May 2005. Mr. Sulat and his wife, Susan Keyes, are the Trustees of the Keyes/Sulat Revocable Trust (the “Trust”) and the members of Mr. Sulat’s family are the beneficiaries of the Trust. The Registrant has been advised that Mr. Sulat and his wife share voting and investment control over the shares of common stock held by the Trust. This number does not include shares of common stock held directly by Mr. Sulat.

(27) Robert I. Kriebel has served as a member of our Board of Directors since December 2004.
(28) The number of shares of common stock beneficially owned by David A. Lowe, Ph.D. prior to the offering includes 101,249 shares of common stock issuable to Dr. Lowe upon the exercise of options vested as of 60 days following October 15, 2005. Dr. Lowe has served as our Chief Scientific Officer since October 2004 and has served as a member of our Board of Directors since March 2005.
(29) The number of shares of common stock beneficially owned by Michael E. Meyers, M.P.H. prior to the offering includes 9,950 shares of common stock issuable to Mr. Meyers upon the exercise of stock options vested as of 60 days following October 15, 2005. Mr. Meyers has served as a member of Board of Directors since March 2002.
(30) The number of shares of common stock beneficially owned by Tony Scullion prior to the offering includes (i) 534,259 shares of common stock issuable to Mr. Scullion upon the exercise of stock options vested as of 60 days following October 15, 2005 and (ii) 138,556 shares of common stock held by Mr. Scullion. Mr. Scullion has served as a member of our Board of Directors since 2001 and as our Executive Chairman since May 2005. From September 2001 to May 2005, Mr. Scullion served as our Chief Executive Officer and from April 2005 to May 2005, as our President and Chief Executive Officer.
(31) Banc of America Securities LLC (“BAS”), a wholly owned subsidiary of Bank of America Corporation (“BAC”) was a placement agent for the private placement. Banc of America Strategic Investments Corporation (“BASIC”) is a wholly owned direct subsidiary of BAC. The common stock and Warrants were issued to BASIC in lieu of the fees to be received by BAS for its services as a placement agent for the private placement. BAS served as an underwriter of our initial public offering, which closed in April 2004.
(32) Fortis Securities LLC (“Fortis”) acted as our agent in the private placement and served as an underwriter of our initial public offering, which closed in April 2004. The common stock and Warrants were issued to Fortis in lieu of the fees to be received for its services as a placement agent for the private placement.
(33) Selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (a) did not acquire its shares being offered in the ordinary course of business or (b) had any agreement or understanding, directly or indirectly, with any person to distribute the securities. To our knowledge, no selling stockholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation. Each selling stockholder purchased the shares of common stock and the warrants in the private placement in the ordinary course of such stockholder’s business and, at the time of the purchase of such securities did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares or warrants.
PLAN OF DISTRIBUTION
The selling stockholders, which as used herein includes donees, pledgees, assignees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, or acquires common stock upon exercise of warrants received from a selling stockholder, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	sales on The Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of the common stock or warrants by any selling stockholder to its partners, members or stockholders;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares of common stock offered by this prospectus.
We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) September 23, 2007, or (2) such time as all of the shares of common stock and warrant shares covered by this prospectus may be sold pursuant to Rule 144 of the Securities Act during any 90 day period.
We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

DESCRIPTION OF CAPITAL STOCK
We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. As of October 15, 2005, there were 37,225,414 shares of common stock outstanding and no shares of preferred stock issued and outstanding.
The material terms of our common stock and preferred stock are described in our Registration Statement on Form S-1/A (File No. 333-111474) filed on April 2, 2004, including any amendment or reports filed for the purpose of updating that description. See “Where You Can Find More Information.” For the complete terms of our common stock and preferred stock, please refer to our Certificate of Incorporation and Bylaws, which are being filed as exhibits to this prospectus.
DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends for the foreseeable future.
LEGAL MATTERS
The validity of the issuance of the common stock offered hereby will be passed upon for us by Covington & Burling.
EXPERTS
The financial statements of Memory Pharmaceuticals Corp. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s World Wide Web site at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.
The following documents filed with the SEC are incorporated by reference in this prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	our Current Reports on Form 8-K, filed with the SEC on: January 13, 2005, March 9, 2005, March 16, 2005, March 31, 2005, April 12, 2005, April 15, 2005, May 3, 2005, May 10, 2005, May 16, 2005, July 29, 2005, August 19, 2005, September 26, 2005, October 17, 2005 and October 20, 2005;

•	the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-111474) filed on April 2, 2004, including any amendment or reports filed for the purpose of updating this description; and

•	any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing of the initial registration statement until the termination of this offering.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.
In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Memory Pharmaceuticals Corp, 100 Philips Parkway, Montvale, New Jersey 07645, or call (201) 802-7100.
You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following table sets forth all expenses payable by the Registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$6,708
Legal fees and expenses	$15,000
Accounting fees and expenses	$9,000
Miscellaneous	$1,792
Printing fees	$2,500
Total	$35,000
Item 15. Indemnification of Officers and Directors
Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty to the corporation or its stockholders; failed to act in good faith; engaged in intentional misconduct or knowingly violated a law; authorized the payment of a dividend or approved a stock repurchase in violation of Section 174 of the DGCL; or obtained an improper personal benefit. Article Seventh of the Registrant’s Certificate of Incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Eighth of the Registrant’s Certificate of Incorporation provides for the indemnification of directors and officers to the fullest extent permissible under the DGCL.
In addition, the Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

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Item 16. Exhibits

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation
4.2	Amended and Restated Bylaws
4.3	Specimen Common Stock Certificate (1)
4.4	Securities Purchase Agreement dated September 21, 2005 (2)
4.5	Form of Warrant Agreement dated October 23, 2005 (2)
5.1	Opinion of Covington & Burling
23.1	Consent of KPMG LLP
23.2	Consent of Covington & Burling (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature pages hereto)

(1)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1/A (No. 333-111474), filed with the SEC on March 2, 2004.

(2)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 26, 2005.
Item 17. Undertakings
(a) The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Montvale, State of New Jersey, on the 21st day of October, 2005.

MEMORY PHARMACEUTICALS CORP.

By:	/s/ James R. Sulat James R. Sulat
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James R. Sulat and Tony Scullion, and each of them, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to sign any Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ James R. Sulat	President, Chief Executive Officer and
James R. Sulat	Director (Principal Executive Officer)	October 21, 2005

/s/ Joseph M. Donabauer	Vice President and Controller
Joseph M. Donabauer	(Principal Accounting and Financial Officer)	October 21, 2005

/s/ Tony Scullion
Tony Scullion	Executive Chairman	October 21, 2005

/s/ Anthony B. Evnin
Anthony B. Evnin, Ph.D.	Director	October 21, 2005

/s/ Jonathan Fleming
Jonathan Fleming	Director	October 21, 2005

/s/ Walter Gilbert
Walter Gilbert, Ph.D.	Director	October 21, 2005

/s/ Robert I. Kriebel
Robert I. Kriebel	Director	October 21, 2005

/s/ David A. Lowe
David A. Lowe, Ph.D.	Director	October 21, 2005

/s/ Michael Meyers
Michael Meyers, MPH	Director	October 21, 2005

/s/ Peter F. Young
Peter F. Young	Director	October 21, 2005

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EXHIBIT INDEX

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation
4.2	Amended and Restated Bylaws
4.3	Specimen Common Stock Certificate (1)
4.4	Securities Purchase Agreement dated September 21, 2005 (2)
4.5	Form of Warrant Agreement dated October 23, 2005 (2)
5.1	Opinion of Covington & Burling
23.1	Consent of KPMG LLP
23.2	Consent of Covington & Burling (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature pages hereto)

(1)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1/A (No. 333-111474), filed with the SEC on March 2, 2004.

(2)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 26, 2005.